SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.2)*

                               Shopko Stores, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    824911101
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 October 4, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  704,600

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  704,600

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  704,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.3%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,056,900

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,056,900

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,056,900

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.5%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,056,900

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,056,900

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,056,900

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.5%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.01 par value (the "Common Stock"), of ShopKo Stores, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of October 5, 2005 and amends and supplements the
Schedule 13D filed on September 6, 2005, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Elliott Working Capital                     $17,224,032


Elliott International Working Capital       $25,969,224


ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International originally acquired the Common Stock beneficially owned by them in the ordinary course of their purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International's acquisition of beneficial ownership of Common Stock. However, on September 30, 2005, Elliott Management Corporation, a Delaware corporation that provides services to the Reporting Persons ("EMC"), agreed with Sun Capital Partners Group IV, Inc. ("Sun Capital"), Developers Diversified Realty Corporation ("DDRC") and Lubert-Adler Partners and Klaff Realty ("LAP") to jointly send a letter (the "September 30th Letter") to the Special Committee of the Board of Directors of the Issuer stating their desire to acquire the Issuer (the "Proposal"). A copy of the letter was previously filed as an attachment to this Schedule 13D as Exhibit C.

     On October 4, 2005, the Issuer filed an 8-K with the Securities and Exchange Commission, which included a letter from Goldner Hawn Johnson & Morrison Incorporated dated October 2, 2005 (the "Goldner Hawn Letter"). The Goldner Hawn Letter discussed the Proposal. Also on October 4, 2005, EMC, Sun Capital, DDRC and LAP together sent a letter (the "October 4th Letter") to the Special Committee of the Issuer's Board of Directors supplementing the information concerning the Proposal contained in the September 30th Letter. A copy of the October 4th Letter is attached hereto as Exhibit D.

     Elliott and Elliott International reserve the right to contact or meet with the Issuer's management or Board of Directors concerning their Proposal with Sun Capital, DDRC and LAP to acquire the Issuer, and/or to discuss any other plan or proposal Elliott and Elliott International may have regarding the Issuer or its securities.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns 704,600 shares of Common Stock, constituting 2.3% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 1,056,900 shares of Common Stock, constituting 3.5% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 2,000,600 shares of Common Stock constituting 5.8% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                               Approx. Price per
                              Amount of Shs.   Share (excl. of
Date              Security    Bought (Sold)    commissions)

10/04/05          Common      (38,680)         $26.21
10/05/05          Common      (56,960)         $25.98


     The following transactions were effected by Elliott International during the past sixty (60) days:

                                               Approx. Price per
                              Amount of Shs.   Share (excl. of
Date              Security    Bought (Sold)    commissions)

10/04/05          Common      (58,020)         $26.21
10/05/05          Common      (85,440)         $25.98

     No other transaction other than what has previously been publicly reported in this Schedule 13D has been effected by the Reporting Persons. All of the above transactions were effected on the New York Stock Exchange.


     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement (previously filed)

     Exhibit B - Letter to the Board of Directors of the Issuer dated September 6, 2005 (previously filed)

     Exhibit C - Letter to the Special Committee of the Board of Directors of the Issuer dated September 30, 2005 sent by EMC, Sun Capital, DDRC and LAP (previously filed)

     Exhibit D - Letter to the Special Committee of the Board of Directors of the Issuer dated October 4, 2005 sent by EMC, Sun Capital, DDRC and LAP

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 6, 2005

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
              By: Braxton Associates, Inc., as General Partner


                  By: /s/ Elliot Greenberg
                      --------------------
                          Elliot Greenberg
                          Vice President


        ELLIOTT INTERNATIONAL, L.P.
        By: Elliott International Capital Advisors Inc.,
              as Attorney-in-Fact


                  By: /s/ Elliot Greenberg
                      --------------------
                          Elliot Greenberg
                          Vice President


        ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


        By: /s/ Elliot Greenberg
            --------------------
                Elliot Greenberg
                Vice President

                                    EXHIBIT D


October 4, 2005


Special Committee of
  The Board of Directors
c/o Mr. John Turner, Chairman
ShopKo Stores, Inc.
700 Pilgrim Way
Green Bay, Wisconsin  54304

Dear Mr. Turner:

The undersigned parties (collectively referred to as "We" or the "Parties") appreciate the Special Committee's expeditious consideration of the non-binding proposal we submitted on Friday, September 30, 2005 (the "Proposal") and the Special Committee's determination that the Proposal could reasonably be expected to result in a "Superior Proposal" under the merger agreement with the Goldner Hawn group (as amended, the "Merger Agreement").

We are moving ahead quickly with our Proposal. In addition to executing a confidentiality agreement over the weekend, today we are forwarding to the Special Committee's financial adviser a draft merger agreement based on the existing Merger Agreement. In addition, our due diligence teams will begin conducting their review at the Company's offices tomorrow.

We have reviewed the letter from Goldner Hawn group that was filed as an exhibit to the Company's Form 8-K filed on October 4, 2005, which challenges the bona fides of our Proposal and attempts to create uncertainties with respect to our ability to complete this transaction. As we noted in our non-binding Proposal, the Parties represent four established and reputable firms with unparalleled expertise within their respective fields and impressive track records in closing major transactions under tight time constraints. Perhaps the best evidence of the credibility of the Proposal is the reaction of the market, which is familiar with the reputation of each of the Parties and appears satisfied with the credibility of the Proposal.


While the timing of the transaction's closing will depend in large part on whether the staff of the Securities and Exchange Commission will review the Company's revised proxy materials relating to the Proposal and the timing of any such review, we commit to work with the Company to do everything possible to facilitate a timely shareholder vote on our Proposal. We reasonably believe that the vote could occur before the end of the year. We also do not believe the Proposal will be subject to the Special Vote requirements under the Company's charter. As Elliott Associates, L.P. and its sister fund Elliott International, L.P. indicated in the amendment to their Schedule 13D filed yesterday, they have determined to sell a portion of their holdings so that the five percent threshold is not triggered, thus subjecting the Proposal to a simple majority vote.

The Special Committee has acted in the best interest of the Company's shareholders and fully consistent with the terms of the Merger Agreement by determining to pursue what would certainly represent a Superior Proposal from a team of four well-known firms with more than ample wherewithal and experience to complete a transaction on an expeditious basis. We believe that the Company's shareholders agree, having responded to the Special Committee's determination with a higher market price than that offered under the Merger Agreement. We respect the market's confidence in our investment group and pledge to work as quickly as possible to reward that faith. We look forward to working with the Special Committee to take all steps necessary to complete our due diligence and negotiate a definitive agreement in the near future.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Should you have any questions or comments regarding our Proposal, please feel free to contact Marc Leder or Rodger Krouse, Co-Chief Executive Officers of Sun Capital, at 561-394-0550, or Gary Talarico, Managing Director of Sun Capital, at 212-588-9953.

Very truly yours,


Sun Capital Partners Group IV, Inc.


By: /s/ Gary Talarico
    -----------------
        Gary Talarico
        Managing Director

Developers Diversified Realty Corporation


By: /s/ Joan U. Allgood
    -------------------
        Joan U.  Allgood
        Executive Vice President

Lubert-Adler Partners


By: /s/ Jared Prushansky
    --------------------
        Jared Prushansky
        Vice Presidentl

Elliott Management Corporation


By: /s/ Ivan Krsticevic
    -------------------
        Ivan Krsticevic
        Portfolio Manager


cc: Perry_Hall